Real Messenger Corporation

695 Town Center Drive, Suite 1200,

Costa Mesa, CA 92626

Telephone: +1 657 408 8684

August 14, 2024

VIA EDGAR

Matthew Derby

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Real Messenger Corp (the “Company”)
Registration Statement on Form F-4
(File No. 333-273102) (the “Registration Statement”)

Dear Mr. Matthew Derby:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that the Registration Statement will become effective as of 4:00 p.m. on August 14, 2024, or as soon thereafter as practicable.

Very truly yours,

Real Messenger Corporation

By:	/s/ Eric Ping Hang Wong
Name:	Eric Ping Hang Wong
Title:	Chief Executive Officer